UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Pluralsight, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72941B106
(CUSIP Number)

March 31 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

Issuer:  Pluralsight, Inc.	CUSIP No.: 72941B106

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Crewe Advisors, LLC
	Tax ID # 47-2675165

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Utah

NUMBER OF SHARES        5  SOLE VOTING POWER - 0
BENEFICIALLY            6  SHARED VOTING POWER - 6,221,680
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 0
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 6,221,680

WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	6,221,680

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	9.34%

12	TYPE OF REPORTING PERSON

	IA




SCHEDULE 13G

Issuer:  Pluralsight, Inc.	CUSIP No.: 72941B106


ITEM 1

(a)	Name of Issuer:
	Pluralsight, Inc.

(b)	Address of Issuer's Principal Executive Offices:

	182 North Union Avenue
	Farmington, Utah 84025

ITEM 2

(a)	Name of Person Filing: Crewe Advisors, LLC


(b)	Address of Principal Business Office:

	136 E S Temple #2400
	Salt Lake City, UT 84111


(c)	Citizenship: Utah, USA (Place of Incorporation)


(d)	Title of Class of Securities: Class A Common Stock
	                              par value $0.0001 per share


(e)	CUSIP Number: 72941B106

SCHEDULE 13G

Issuer:  Pluralsight, Inc.	CUSIP No.: 72941B106


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  Pluralsight, Inc.	CUSIP No.: 72941B106

ITEM 4.	Ownership.

	Crewe Advisors, LLC ("Crewe") an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, may be deemed currently to be the beneficial owner of 6,221,680 Class A common shares, or 9.34% of the Class A common shares believed to be outstanding, as a result of acting as investment adviser to various clients.


ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	See Item 4. Clients of Crewe have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. Certain clients of Crewe have beneficial ownership of more than 5% of the Class A common shares believed to be outstanding. The shares held by these clients, who share voting and dispositive authority with Crewe, are included in the total number of shares being reported by Crewe in this filing.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
	THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
	PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G

Issuer:  Pluralsight, Inc.	CUSIP No.: 72941B106



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		April 8, 2019

Signature:	/s/ Hayley N. Nelson

Name/Title:	Hayley N. Nelson, Chief Compliance Officer